

08000052

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(2)
December 21, 2007 at 6:00 pm

NOTIFICATION OF CHANGE IN SHAREHOLDING UNDER THE FINNISH SECURITIES MARKET ACT

Amer Sports Corporation has received information to the effect that Ajanta Oy (business ID 0781692-6) has on December 21, 2007, extended its maturing OMX forward market transactions and OTC forward market transactions of December 21, 2007, and its OMX forward market transactions maturing on February 15, 2008.

As a result of these changes, Ajanta Oy's holdings of Amer Sports Corporation voting rights and share capital are below one twentieth (1/20). In conjunction, Ajanta Oy subsidiary Ajanta NV's holdings of Amer Sports Corporation voting rights and share capital have exceeded one fifth (1/5) via forward market transactions which were completed on December 21, 2007. Ajanta Oy's combined direct and indirect holdings of Amer Sports Corporation voting rights and share capital has remained the same as earlier.

According to Finnish securities market law chapter 2 article 9, Amer Sports is announcing the following information:

Date of change in holdings:
The OMX forward market transactions of December 21, 2007, will mature on June 19, 2008. The OTC forward market transactions are effective until further notice.

Following the December 21, 2007, forward market transactions, Ajanta Oy owns Amer Sports Corporation shares as follows:
0 shares, 0% share capital and voting rights

Following the December 21, 2007, forward market transactions, Ajanta Oy owns Amer Sports Corporation shares indirectly via Ajanta NV as follows:

Forward market transactions of December 21, 2007
OMX forwards 132,264 contracts (13,226,400 shares), maturation date June 19, 2008.
OTC forwards 2,835,726 contracts (2,835,726 shares), maturation date: until further notice.

Holdings following the maturation of OMX forwards of June 19, 2008, at least 13,226,400 shares, 18.89% of share capital and voting rights, and if OTC forwards are matured at the same time, at most 16,062,126 shares, equaling 22.21% of share capital and voting rights.

Amer Sports capital consists of 72,325,545 issued shares.

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION

Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION

Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END